Exhibit 99.4

FOR IMMEDIATE RELEASE

DHR INTERNATIONAL ANNOUNCES OWNERSHIP OF MORE THAN 5% STAKE IN CTPARTNERS

CHICAGO (Feb. 23, 2015) - DHR International, one of the largest retained executive search firms in the world, reported today that it has increased its position to more than 5% in CTPartners Executive Search Inc. (NYSE MKT: CTP), the New York City-based executive recruiting firm. DHR submitted a formal written acquisition proposal to CTPartners’ Board of Directors earlier this month to acquire 100% of the equity of the Company. DHR will shortly file a Schedule 13D with the Securities and Exchange Commission to report its beneficial ownership of 449,501 shares of CTPartners, which it believes makes it CTPartners’ fourth largest shareholder.

“This is an exciting development for everyone at DHR” comments Geoff Hoffmann, CEO of DHR International. “We continue to strongly believe that the combined companies will have tremendous value for the clients and employees of both. Though CTPartners has been confronted with widely reported challenges recently, we believe the core of CTPartners remains intact and attractive. We are determined to pursue every means available to complete a business combination at the earliest practicable date so that we may address those challenges and protect against the further loss of shareholder value. We are hopeful that CTPartners’ board will engage with us soon in substantive and meaningful discussions regarding a transaction that will benefit its shareholders, as well as its professional search consultants and other employees.”

DHR’s acquisition proposal to the board of CTPartners valued the company at $7.00 per share for a total of $61 million in cash. It was submitted in writing to CTPartners’ Board by Geoffrey Hoffmann, CEO of DHR, after CTPartners’ CEO Brian Sullivan rejected a verbal proposal.

About DHR International

For 25 years DHR International has been a leading, privately held provider of executive search solutions with more than 50 wholly-owned offices spanning the globe. DHR’s renowned consultants specialize in all industries and functions in order to provide unparalleled senior-level executive search, management assessment and succession planning services tailored to the unique qualities and specifications of our select client base. For more information on DHR International, visit www.dhrinternational.com.

Media contact:

Lauren Finch

(312) 782-1581, ext. 3009

lfinch@dhrinternational.com

###